POLYMET MINING CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

30 April 2006

U.S. Funds

Suite 2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PolyMet Mining Corp.	Statement 1
Interim Consolidated Balance Sheets
As at April 30 and January 31
U.S. Funds
Unaudited – prepared by management

ASSETS	2006	2006
Current
Cash	$17,127,425	$11,671,427
Taxes and miscellaneous receivables	38,274	40,986
Prepaid expenses	26,049	75,562
	17,191,748	11,787,975
Investments (Note 4)	253	253
Property, Plant and Equipment (Note 6, 7)	14,251,861	14,247,008
	$31,443,862	$26,035,236

LIABILITIES
Current
Accounts payable	$491,343	$1,717,420
Current portion of long term debt (Note 7)	1,000,000	1,000,000
	1,491,343	2,717,420

Long term
Long term debt (Note 7)	1,170,515	1,420,515
Asset retirement obligation (Note 8)	2,510,687	2,510,687

	5,172,545	6,648,622

Contingent Liabilities and Commitments (Note 13)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 9)	60,200,652	49,022,606
Net Share Subscriptions Receivable – Statement 2(Note 9a(ii))	(46,832)	-
Contributed Surplus – Statement 2 (Note 9d)	5,859,854	4,431,133
Deficit - Statement 2	(39,742,357)	(34,067,125)
	26,271,317	19,386,614
	$31,443,862	$26,035,236

ON BEHALF OF THE BOARD:

”William Murray”	Director

“David Dreisinger”	Director

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 2
Interim Consolidated Statements of Shareholders’ Equity
As at April 30 and January 31
U.S. Funds
Unaudited – prepared by management

	Common Shares
				Share
	Authorized			Subscriptions	Contributed
	Shares	Shares	Amount		Surplus	Deficit	Total
Balance – 31 January 2005 – Shares issued	Unlimited	55,313,653	18,128,221	762,804	1,005,742	(18,137,588)	1,759,179
Shares allotted for exercise of warrants	-	224,925	26,117	-	-	-	26,117
Shares allotted for bonus (Note 16)	-	1,590,000	233,856	-	-	-	233,856
Balance – 31 January 2005 – Shares issued and allotted	Unlimited	57,128,578	$18,388,194	$762,804	$1,005,742	$(18,137,588)	$2,019,152
Loss for the year	-	-	-	-	-	(15,929,537)	(15,929,537)
Reverse shares allotted for exercise of warrants	-	(224,925)	(26,117)	-	-	-	(26,117)
Reverse shares allotted for bonus (Note 16)	-	(1,590,000)	(233,856)	-	-	-	(233,856)
Issuance of shares for exercise of warrants (Note 9a(i))	-	224,925	26,117	-	-	-	26,117
Issuance of shares for bonus (Note 16)	-	1,590,000	233,856	-	-	-	233,856
Shares issued for cash:
Private placements (Note 9a(ii))	-	28,494,653	20,387,824	(762,804)	-	-	19,625,020
Share issuance costs	-	-	(908,920)	-	-	-	(908,920)
Exercise of warrants (Note 9a(iii))	-	5,700,628	3,296,143	-	-	-	3,296,143
Exercise of options (Note 9a(iv))	-	1,795,852	196,988	-	-	-	196,988
Shares issued for finders’ fee (Note 10)	-	852,915	616,770	-	-	-	616,770
Non-cash share issuance costs (Note 10)	-	-	(616,770)	-	-	-	(616,770)
Shares issued for property (Note 10)	-	6,200,547	7,564,444	-	-	-	7,564,444
Stock-based compensation (Notes 9c and 9d)	-	-	-	-	3,523,324	-	3,523,324
Fair value of stock options exercised (Notes 9d and 10)	-	-	97,933	-	(97,933)	-	-
Balance – 31 January 2006	Unlimited	100,173,173	$49,022,606	$-	$4,431,133	$(34,067,125)	$19,386,614
Loss for the period	-	-	-	-	-	(5,675,232)	(5,675,232)
Funds received in advance for exercise of warrants in May	-	-	-	61,573	-	-	61,573
Funds receivable for exercise of option		- -	-	(108,405)	-	-	(108,405)
Shares issued for cash:
Exercise of warrants (Note 9a(i))	-	11,589,426	10,238,419	-	-	-	10,238,419
Exercise of options (Notes 9 a and b)	-	1,070,000	416,275	-	-	-	416,275
Stock-based compensation (Notes 9c and 9d)	-	-	-	-	1,952,073	-	1,952,073
Fair value of stock options exercised (Note 9d)	-	-	523,352	-	(523,352)	-	-
Balance – 30 April 2006	Unlimited	112,832,599	$60,200,652	$(46,832)	$5,859,854	$(39,742,357)	$26,271,317

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 3
Interim Consolidated Statements of Loss
For the Three Months Ended 30 April
U.S. Funds
Unaudited – prepared by management

	2006	2005
General and Administrative
Administration fees and wages	$56,771	$43,155
Amortization	1,471	878
Consulting fees	68,563	20,241
Conferences	10,572	-
Insurance	7,356	1,500
Interest expense (income), net	(63,083)	(13,182)
Investor relations and financing	9,283	25,106
Management fees	60,149	26,855
Office and telephone	20,368	11,585
Professional fees	69,233	7,204
Rent	6,955	16,572
Shareholders’ information	44,844	(1,744)
Stock-based compensation expense (Note 9c)	1,952,073	186,876
Transfer agent and filing fees	24,269	5,132
Travel and automotive	75,755	32,882
Loss Before the Undernoted	2,344,579	363,060

Other Expenses (Income)
Pre-feasibility costs - Schedule 1	3,452,587	1,907,726
Loss (gain) on foreign exchange conversion	(121,934)	16,040
	3,330,653	1,923,766

Loss for the Period	$5,675,232	$2,286,826

Deficit – Beginning of the Period	34,067,125	18,137,834

Deficit – End of the Period	$39,742,357	$20,424,660

Loss per Share	$(0.05)	$(0.04)

Weighted Average Number of Shares	105,480,497	61,736,437

- See Accompanying Notes -

PolyMet Mining Corp.	Statement 4
Interim Consolidated Statements of Cash Flows
For the Three Months Ended 30 April
U.S. Funds
Unaudited – prepared by management

	2006	2005
Operating Activities
Loss for the period	$(5,675,232)	$(2,286,826)
Adjustments to reconcile loss to net cash
Amortization	1,471	878
Interest on long-term debt	-	-
Stock-based compensation expense	1,952,073	186,876
Changes in current assets and liabilities
Taxes and miscellaneous receivables	2,712	11,139
Prepaid expenses	49,513	236,965
Accounts payable	(1,226,077)	(285,640)
Net cash used in operating activities	(4,895,540)	(2,136,608)

Investing Activities
Purchase of property, plant and equipment	(6,324)	-
Net cash used in investing activities	(6,324)	-

Financing Activities
Share capital – for cash	10,654,694	3,953,835
Share subscriptions received	(46,832)	-
Loan payable	(250,000)	-
Net cash provided by financing activities	10,357,862	3,953,835

Net Increase in Cash Position	5,455,998	1,817,227
Cash Position - Beginning of Period	11,671,427	510,871
Cash Position - End of Period	$17,127,425	$2,328,098

Schedule of Non-Cash Investing and Financing Activities

Shares issued for finders’ fee	$-	$194,506
Stock-based compensation	$1,952,073	-
Fair value of stock options exercised during the period	$523,352	-

- See Accompanying Notes -

PolyMet Mining Corp.	Schedule 1
Interim Consolidated Schedule of Pre-Feasibility Costs
For the Three Months Ended 30 April
U.S. Funds
Unaudited – prepared by management

	2006	2005

Direct
Camp and general	$66,927	$6,900
Consulting fees	214,605	85,300
Drilling	56,490	1,551,270
Engineering	212,332	23,620
Environmental	1,711,748	201,853
Geological and geophysical	34,689	13,200
Insurance	11,099	-
Land lease, taxes and licenses	83,518	100
Metallurgical	7,839	2,779
Mine planning	842,279	22,704
Permitting	1,980	-
Plant maintenance and repair	74,298	-
Sampling	134,783	-

Total Costs for the Period	$3,452,587	$1,907,726

- See Accompanying Notes -

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

1.	Nature of Business

PolyMet Mining Corp. (“the Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

2.	Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended 31 January 2006.

3.	Fair Value of Financial Instruments

The carrying value of cash, miscellaneous receivable, investments (Note 4), accounts payable and long-term debt approximates the fair value of these financial instruments due to their short-term maturity or capacity of prompt liquidation.

4.	Investments

Details are as follows:

		30 April	31 January
	Market Value	2006	2006
American Platinum Inc.	$-	$1	$1
Aloak Corp.	25	252	252
	$25	$253	$253

These investments represent minority interests of less than 10% in the respective companies.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

5.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

By an agreement dated 4 January 1989 and a subsequent amendment and assignment, the Company leases certain lands in St. Louis County, Minnesota from RGGS Land & Minerals Ltd., L.P. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS Land & Minerals Ltd., L.P. The current term of the renewable lease is 20 years and calls for total lease payments of $1,475,000. All lease payments have been paid or accrued to 30 April 2006. The agreement requires future annual lease payments of $150,000 from 4 January 2006 to 2009.

The Company can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date or can indefinitely extend the 20-year term by continuing to make $150,000 annual lease payments on each successive anniversary date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by the Company. The Company’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

6.	Property, Plant and Equipment

Details are as follows:

			30 April	31 January
			2006	2006
		Accumulated	Net Book	Net Book
30 April 2006	Cost	Amortization	Value	Value
NorthMet Project	14,224,967	-	14,224,967	14,224,967
Computers	19,055	4,354	14,701	14,096
Furniture and equipment	11,787	3,155	8,632	7,348
Vehicles	3,000	3	2,997	-
Leasehold improvements	624	60	564	597
	14,259,433	7,572	14,251,861	14,247,008

Cleveland Cliffs Option, Minnesota, U.S.A.

By a Memorandum of Understanding dated 5 December 2003 and an option agreement dated 14 February 2004, the Company obtained an option (“Cliffs Option”) to acquire certain property, plant and equipment (“Cliffs Assets”) from Cleveland Cliffs of Cleveland, Ohio (“Cliffs”) located near the Company’s NorthMet Project. Under the terms of the agreement, Cliffs will maintain available designated elements of the facility while the Company develops its feasibility study on the NorthMet project.

As consideration for the exclusive Cliffs Option, the Company paid $500,000 prior to 31 January 2004 as required and issued to Cliffs 1,000,000 common shares on 30 March 2004, valued at $229,320 to maintain the exclusive rights until 30 June 2006.

On 14 September 2005 the Company reached an agreement in principle with Cliffs on the terms for the early exercise of the Company’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota (the “Asset Purchase Agreement”).

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

6.	Property, Plant and Equipment - continued

On 15 November 2005 the Company completed the acquisition under the Asset Purchase Agreement (“Purchase Agreement”). The property, plant and equipment assets now owned by the Company include land, crushing, milling and flotation capacity, complete spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure. The final allocation of the purchase price has not been agreed to between the parties.

As the assets are not in use, no amortization of these assets has been recorded to 30 April 2006. The consideration for the Asset Purchase was $3.4 million in cash ($1,000,000 paid) and the issuance of 6,200,547 common shares (issued on 15 November 2005 at fair market value of $7,564,444) in the capital stock of the Company. The remaining cash component of the payment of $2.4 million will be paid in quarterly installments of US$250,000 for a total of $2.5 million, which includes interest of $100,000 (Note 7). Interest accrued in the amount of $20,515 has been capitalized as part of the cost of the NorthMet Project assets.

The Company has assumed certain ongoing site-related environmental and reclamation obligations. These environmental and reclamation obligations are presently contracted under the terms of the Purchase Agreement with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $2,510,687 (Note 8) has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

Under the terms of the agreement Cliffs will have the right to participate on a pro-rata basis in future cash equity financings.

7.	Long Term Debt

Pursuant to the Asset Purchase Agreement (Note 6) the Company’s wholly owned subsidiary Poly Met Mining Inc. signed a note payable to Cliffs in the amount of $2,400,000. The note is interest bearing at the annual simple rate of four percent (4%) and shall be paid in quarterly instalments equal to $250,000 for total repayment of $2,500,000. As at 30 April 2006 the outstanding long term debt was as follows:

	30 April	31 January
	2006	2006

Note payable	2,150,000	2,400,000
Accrued interest	20,515	20,515
Total debt	2,170,515	2,420,515
Less current portion	(1,000,000)	(1,000,000)

Long term debt	1,170,515	1,420,515

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

8.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreement (Note 6), the Company assumed, under contract to Cliffs, the liability for final reclamation and closure of the mine.

Federal, state and local laws and regulations concerning environmental protection affect the Company’s operations. Under current regulations, the Company is contracted to indemnify Cliff’s requirement to meet performance standards to minimize environmental impact from operations and to perform site restoration and other closure activities. The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at January 31, 2006 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies.

The Company’s estimates are based upon a 31 January 2006 liability estimate of $12,444,478, an annual inflation rate of 3.80%, a discount rate of 9.00% and a mine life of 28.5 years, commencing in mid-2008 and a reclamation period of 3 years. Accretion of the liability until the commencement of commercial production will be capitalized to the NorthMet Project assets.

9.	Share Capital

	a)	Share issuances during the three month period included:

i)

The share issuances during the three month period included warrant exercises for 11,589,426 shares at prices between Cdn$0.20 and Cdn$2.00, for total proceeds of $10,238,419. There were 1,070,000 options exercised at prices between Cdn$0.21 and Cdn$1.36, for total proceeds of $416,275.

ii)

As of 30 April 2006, an amount of $61,573 had been received for the exercise of options, while the corresponding shares were not issued until after the end of the period. In addition, $108,405 is receivable relating to the exercise of options during the period.

b)

The Company has a stock option plan that covers its employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. During the period, the Company granted 3,200,000 options. The maximum number of common shares under the stock option plan is 10% if the outstanding common shares of the Company at the time of granting of the options.

Details of stock option activity is as follows:

	30 April	31 January
	2006	2006

Outstanding - Beginning of period	6,783,700	4,999,552
Granted	3,200,000	3,580,000
Exercised	(1,070,000)	(1,795,852)

Outstanding - End of period	8,913,700	6,783,700

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

9.	Share Capital - continued

As at 30 April 2006, the following director, officer, consultant and employee stock options were outstanding:

	Exercise Price	Exercise Price
Expiry Date	(USD)	(Cdn)	Number
18 July 2008	$0.09	$0.10	328,700
03 October 2008	$0.12	$0.13	450,000
01 March 2009	$0.36	$0.40	250,000
28 April 2009	$0.67	$0.75	150,000
05 July 2009	$0.59	$0.66	1,175,000
18 October 2009	$0.71	$0.79	50,000
30 March 2010	$0.58	$0.65	575,000
15 June 2010	$0.84	$0.94	40,000
1 May 2010	$0.76	$0.85	350,000
19 September 2010	$1.22	$1.36	1,790,000
24 October 2010	$1.07	$1.20	280,000
5 December 2010	$1.03	$1.15	275,000
20 March 2011	$2.47	$2.76	3,200,000
			8,913,700

As at 30 April 2006 all options had vested and were exercisable, with the exception of 3,200,000 which do not vest until 20 July 2006.

c)	Stock-Based Compensation

During the three month period ended 30 April 2006, the Company issued 3,200,000 options to directors, officers, consultants and employees with an exercise price of Cdn$2.76 per option. The fair value of stock-based compensation in the amount of $1,952,073 has been recorded in the accounts of the Company as an expense with the offsetting entry to contributed surplus. This value is estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk-free interest rate	4.04%
Expected dividend yield	Nil
Expected stock price volatility	98.73%
Expected option life in years	5

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

9.	Share Capital - continued

	d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation expense, reduced by the fair value of the stock options exercised.

Details are as follows:

	30 April	31 January
	2006	2006
Balance – Beginning of year	$4,431,133	$1,005,742
Current year fair value of stock-based compensation	1,952,073	3,523,324
Fair value of stock options exercised during the year and
transferred to share capital	(523,352)	(97,933)
Balance – End of year	$5,859,854	$4,431,133

e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	30 April	31 January
	2006	2006
Outstanding – Beginning of period	14,662,705	5,841,278
Issued	-	15,175,104
Exercised	(11,589,426)	(5,925,553)
Expired	-	(428,124)
Outstanding – End of period	3,073,279	14,662,705

As at 30 April 2006, the following share purchase warrants were outstanding:

	Exercise Price	Exercise Price	30 April	31 January
Expiry Date	(USD)	(Cdn)	2006	2006
1 March 2006	$1.07	$1.20	-	625,000
16 November 2006	$0.18	$0.20	-	3,428,923
28 February 2008	$1.12	$1.25	814,601	3,336,110
9 May 2007	$1.79	$2.00	925,000	1,772,328
6 September 2007	$1.12	$1.25	927,777	927,778
22 March 2008	$1.12	$1.25	405,901	4,572,566
			3,073,279	14,662,705

f)	Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

9.	Share Capital - continued

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of Cdn$50 per share, subject to adjustment (the “Exercise Price”). However, upon certain events occurring (as defined in the Rights Plan), each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time, as defined in the Rights Plan.

10.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	30 April	30 April
	2006	2005
Management fees and wages	$102,370	$48,000
Consulting fees	38,543	12,515
Legal fees	14,584	5,132

	$155,497	$65,647

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

11.	Differences between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian generally accepted accounting principles, long-term portfolio investments may be reported at a cost that is in excess of market value where it is reasonable to assume that the decline in market value may be of a temporary nature. Under U.S. generally accepted accounting principles, the investments are carried at market value on an individual basis and the adjustment is credited or charged to comprehensive income.

b)

Under Canadian generally accepted accounting principles, mineral properties may be carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties. Under U.S. generally accepted accounting principles, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and records properties at net realizable value. The Company has not yet obtained an independent report and accordingly for U.S. purposes, the properties have been written off. In the past the Company followed the method described above. During 2003, the Company changed the accounting policy (Note 2), therefore there are no differences between Canadian and United States generally accepted accounting principles.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

11.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

The effects of the differences in accounting principles on investments, net loss and comprehensive loss are as follows:

	30 April	30 April
Investments:	2006	2005
Investments – Canadian GAAP basis	$253	$253
Adjustment to market	(228)	(228)

Investments – U.S. GAAP basis	$25	$25

Accumulated Comprehensive Loss:
Contra-equity account for unrealized gains (losses) on investments
- Canadian GAAP basis	$-	$-
Unrealized holding gain (loss) on investments
- Prior years	(228)	(228)
- Current year	-	-
Contra-equity account for unrealized gains (losses) on investments
- U.S. GAAP basis	$(228)	$(228)

Net Loss and Comprehensive Loss:

Net loss - Canadian and U.S. GAAP basis	$5,675,233	$2,286,826
Adjustment of portfolio investments to market	-	-
Net loss and comprehensive loss - U.S. GAAP basis	$5,675,233	$2,286,826

Weighted average number of shares computed under U.S. GAAP	105,480,497	61,736,437
Loss per share following U.S. GAAP	$(0.05)	$(0.04)

c)	Recent U.S. Accounting Pronouncements, which relate to the Company’s current operations are summarized as follows:

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

11.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

In December 2004, FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Non-monetary Transactions”, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

In March 2006, the FASB issued SFAS 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This statement amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an

11.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer’s financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer’s financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, (c) an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) Amortization method—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) Fair value measurement method—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (4) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

12.	Segmented Information

The Company is in the pre-feasibility stage of developing its mineral properties in the U.S. and provides for its financing and administrative functions at the head office located in Canada. Segmented information on a geographic basis is as follows:

30 April 2006	Canada	U.S.	Consolidated
Segment operating loss	$2,155,944	$3,519,288	$5,675,232
Identifiable assets	$17,137,432	$14,306,430	$31,443,862

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

13.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 July 2005, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1 and 2. Milestones 3 and 4 are subject to regulatory approval, which will be sought when the Company is closer to completing these Milestones. To date 1,590,000 shares have been issued for the achievement of Milestone 1. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 5 November 2003 of Cdn$0.19 per share, the date of the approval of the bonus plan by the board of directors.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	(i) issued – Statement 2
Milestone 2	1,300,000	(ii)
Milestone 3	2,400,000	(iii)
Milestone 4	3,240,000	(iv)

(i)

Milestone 1 – Completion of an agreement with Cliffs-Erie LLC for the option to purchase of Cliffs-Erie facility to be used as a part of mining and processing operations for the NorthMet Project. This milestone was achieved on 16 February 2004 and therefore, during the year ended 31 January 2006, the Company accrued a Cdn$302,100 (US$233,856) bonus as consulting fees and allotted 1,590,000 shares. These shares were issued in March 2005.

(ii)	Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of raw materials to be produced from the NorthMet Project.

(iii)	Milestone 3 – Completion of a “bankable feasibility study” which indicates that commercial production from the NorthMet Project is viable.

(iv)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(v)	Subsequent to 30 April 2006, at the Annual General Meeting of shareholders of the Company,the shareholders approved issuance of shares under Milestone 3.

b)

As a part of certain employment and management contracts, the Company has agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances are based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share.

PolyMet Mining Corp.
Notes to Consolidated Financial Statements
30 April 2006
U.S. Funds
Unaudited – prepared by management

13.	Contingent Liabilities and Commitments - continued

The severance payments would be as follows:

Market Capitalization	Total Severance Payments Required
Less than Cdn$50 million	Cdn$Nil
Between Cdn$50 and Cdn$75 million	Cdn$200,000
Between Cdn$75 and Cdn$100 million	Cdn$400,000

Thereafter severance payments increase by Cdn$600,000 for every additional Cdn$25 million of implied market capitalization, with no maximum.

c)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 6), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

14.	Subsequent Events

In addition to items disclosed elsewhere in these financial statements, the Company conducted the following transactions and has announced the following developments after 30 April 2006:

	a)	The Company issued 3,223,277 common shares pursuant to the exercise of share purchase warrants at prices between Cdn$1.25 and Cdn$2.00 per share;

	b)	The Company issued 300,000 common shares pursuant to the exercise of stock options at a price of Cdn$0.13 per share;

	c)	On 19 June 2006, the Company granted 325,000 stock options to consultants at an exercise price of Cdn$2.97 with an expiry date of 19 June 2011; and

d)

The Company’s shares have been approved for listing on the American Stock Exchange under the ticker symbol PLM. This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.